Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communication is being filed in connection with the acquisition of Tableau Software, Inc. (“Tableau”) by salesforce.com, inc.

Salesforce Acquisition: Employee FAQ

Below are a set of frequently asked grouped in four sections. Please subscribe to watch this page as we will be updating it regularly as we get more information.

My question is not covered in this FAQ, what should I do?

As is common in these types of transactions, we won’t be able to have many more details until after we close. Please make sure to use the multiple channels available to you to ask questions - your manager, HR partner, Slack, and the Human Resources alias. If you are a people manager gathering questions, please send your consolidated list to the HR alias above. We will collect your top of mind questions and work to get detailed answers and updates to you at the close of the transaction or as decisions are determined. Thanks for your patience!

How will you keep us informed?

We are partnering with the Salesforce team to keep you as informed as possible and help answer your questions. We will update the Q&A in this wiki. Leaders, including Adam, will hold townhalls or Slack AMAs to keep the lines of communication open.

SOCIAL MEDIA GUIDANCE

•  It is OK to retweet or share posts from the following official Tableau social media accounts: facebook, twitter, linkedin, instagram.

•  It is OK to share personal reactions.

•  It is NOT OK post additional content or business judgement.

•  It is NOT OK to like, comment on, repost, retweet or share media reports or news about the transaction.

Please send questions or concerns

GENERAL EMPLOYEE QUESTIONS	to socialmedia@tableau.com

What does this mean to me?

Joining Salesforce represents a great opportunity to accelerate our ability to accomplish our mission and for you to continue to be a key part of driving that success. Both companies are committed to equality and each seek to create workplaces that reflect the diverse communities we serve and a culture where everyone feels valued, heard and included. We will continue operations as normal. Unless otherwise communicated, your day-to-day responsibilities and manager will remain unchanged.

How will this impact our culture?

Our culture is one of the things that makes us great and our culture is already well aligned with Salesforce’s culture. Both companies are incredibly mission oriented with a relentless focus on customer success and a strong commitment to community, equality, innovation, and giving back.

What can you tell us about Salesforce’s culture?

At the heart of Salesforce’s culture is four core values that guide how they operate. Here’s how they are defined:

•  Trust: Trust is our #1 value—nothing is more important than the open, transparent relationship we have with our customers and all of our stakeholders—employees, partners, and communities.

•  Customer Success: Growth is based on mutual success. When customers and employees grow, Salesforce grows.

•  Innovation: Thinking differently is in our DNA. Our technology empowers all Trailblazers to innovate.

•  Equality: We respect and value people of all backgrounds. Together, we create a more equal workplace and world.

Much like Tableau’s million+ community led by Tableau Public and our user groups, Salesforce’s community consists of 1.4 million Trailblazers. Like Tableau, Salesforce.org puts the world’s best technology in the hands of nonprofits and educational institutions, so they can connect their organizations and accelerate their impact. To date, Salesforce.org has provided technology to 40K+ nonprofits, K-12, and higher education organizations; invested more than $260m in grants, and seen more than 3.8m volunteer hours from its community.

What is Salesforce’s approach to integrating employees?

We are the largest acquisition Salesforce has made to date and therefore unique. Our talent and leadership team were critical to the decision as we complement Salesforce’s organic growth strategy. We can look at MuleSoft, the leading platform for building application networks, that Salesforce acquired in 2018 as an example. Since the acquisition, MuleSoft has been operating independently with their brand and their executive team. They have seen a 45% increase in revenue YoY, 450 new employees in FY2018 (a 50% increase over FY2017), and they were recently a bright spot in Salesforce’s earnings. MuleSoft has been a strong contributor to revenue and financial analysts called them a standout in their ability to grow and drive subscription and support revenue.

What do these changes mean to me today?

First and foremost, we hope you are excited about our future and becoming part of a culturally similar company that will help us accelerate our mission. For now, keep doing what you’ve been doing and remain focused on our mission. Over the next few months we will work out the operational details and update you as regularly as possible.

What can I say publicly?

For customer and partners, please see the FAQ sections for each. For social see the guideline on the side bar. Do not engage or respond on social media if there are questions or feedback from community members, partners or customers. You can flag comments or questions to socialmedia@tableau.com

What are our Rules of Engagement with Salesforce now?

Be in touch with the Company’s legal team if you have any questions. Integration planning must go through formal integration planning teams and Tableau should continue to operate as an independent company until close, including exercising its own judgement on key decisions and continuing to pursue customers and opportunities aggressively.

    STOCK QUESTIONS

What happens to the conversion ratio if the Salesforce stock goes up or down?

The Exchange Ratio is fixed at 1.103 and will apply at close.

What happens to my RSUs?

Any Tableau restricted stock units (RSUs) that are unvested as of the closing date would convert into Salesforce RSUs equal to the product obtained by multiplying (x) the number of Tableau unvested RSUs by (y) 1.103 (the Exchange Ratio), with any fractional shares rounded to the nearest whole share.

Example:

	Tableau RSUs	Exchange Ratio	Salesforce RSUs
Unvested RSUs	100	x 1.103	110

The outstanding and unvested RSUs are otherwise subject to the same terms and conditions applicable to the corresponding RSU, including vesting terms.

Note: this same conversion process would apply to any shares of Tableau common stock that you currently own, whether acquired by an RSU vest, ESPP purchase or otherwise, except that fractional shares will be cashed out instead of rounded to the nearest whole share.

How are Stock Options treated?

Tableau stock options were mainly issued to employees prior to Tableau becoming a public company in May 2013 (so this does not apply to a majority of employees). Any Tableau stock options that are outstanding and unexercised (whether vested or unvested) on the closing date would convert to a number of Salesforce stock options equal to the product obtained by multiplying(x) the number of Tableau shares outstanding under the stock option by (y) 1.103 (the Exchange Ratio), with any fractional shares rounded down to the nearest whole share. The exercise price for the Salesforce stock option would be equal to the per share exercise price of the converted Tableau stock option divided by 1.103 (the Exchange Ratio), rounded up to the nearest whole cent.

Example:

	Tableau Stock Options	Exchange Ratio	Salesforce Stock Options
Outstanding options	500	x 1.103	551
Exercise Price	$8.00	/ 1.103	$7.26

The outstanding stock options are otherwise be subject to the same terms and conditions applicable to the corresponding Tableau stock option, including vesting and expiration terms. If you have stock options and have additional questions – you can contact our Stock Team at stock@tableau.com.

If you terminate employment prior to the closing date but still hold options for any reason as of the closing, your options will not convert into Salesforce stock options and you will receive a communication prior to closing describing how your options will be treated.

What is going to happen with the Employee Stock Purchase Plan (ESPP)?

If you are currently enrolled in Tableau’s ESPP, contributions will continue to be collected. The ESPP purchase date is currently scheduled to occur on November 30. As provided in the Agreement of Merger, if the closing date occurs prior to November 30, 2019, that purchase date will be accelerated to a date prior to the closing date. Of course, if you choose to withdraw your funds prior to the ESPP purchase date, all funds collected will be returned to you in the payroll period following your withdrawal. Post-closing, the Tableau ESPP would terminate.

More information will follow at a later date regarding any update on the purchase date for Tableau’s ESPP as well as any information regarding Salesforce’s ESPP and its enrollment process.

When does the Trading Window open? Can I buy or sell Salesforce stock?

Trading Windows

We are currently in our usual blackout period, as we move forward to finish up the second quarter.

Our trading policy provides that the next trading window would open at the start of the 3rd full trading day following the date of public disclosure of the financial results for the second quarter. If the closing date occurs prior to such public disclosure, we would then operate under the Salesforce trading policy and trading window.

More information will follow at a later date regarding Salesforce’s trading policy.

Trading in Other Public Company Stock

At Adam’s initial all-hands update, there was a question raised about buying stock in other public companies, including Salesforce. Our trading policy does not prevent you from trading in any other public company stock, so long as you are not in possession of material, non-public information about that company or otherwise considered an insider of that company. It is each individual employee’s responsibility to ensure they are not in possession of material, non-public information about a company prior to placing a trade.

As noted above, as more information becomes available, we will update these FAQs. If you have specific questions that are stock related, you can direct to our Stock team at stock@ta bleau.com.

    COMPENSATION & BENEFIT QUESTIONS

What will be the process for role and compensation mapping?

The Compensation teams from Tableau and Salesforce are working together to understand how the roles and levels compare across both organizations. We will share information once the work is complete.

Will the components of our compensation model change (i.e. less Equity for greater base salary or vice versa)?

This is part of our ongoing discussions with the Salesforce team. Our compensation model (or “mix” in HR terms) will remain unchanged at this time. We will share any updates as soon as possible.

How does this affect the pay equity audit originally scheduled? Can you tell us details of Salesforce’s equity study?

Our global pay equity study will proceed as planned. We do not have details on the Salesforce approach at this time.

What is the process for benefits now? Are our health and retirement benefits changing? If so, what will the benefits after the deal closes?

We understand that benefits are deeply important to employees. Currently, there are no changes to your benefits. We are actively partnering with the Benefits team from Salesforce on benefits integration. Any changes after the deal closes will be communicated with supporting information and instructions for making personal elections.

Salesforce is committed to world class benefits and we are working closely together on the future state of our benefits offering. Do not assume that what you see on the Salesforce website is exactly what will be our benefits going forward.

How will our Leave Programs (Parental, Vacation, Sick, Unpaid, etc.) and 401K (US) be affected?

All of the Leave Programs, 401K in the US, and global retirement programs are part of the assessment being conducted by Benefits teams from both companies. Any updates will be communicated as soon as possible after decisions are made.

Will I be moving to a new office?

Employees will continue to work from their current locations.

I have specific questions about my Visa (renewal, application, status, etc.). What will be the process for Visas?

There is no added risk to your Visa status as a result of the acquisition. After the closing of the acquisition, Salesforce will fully assume responsibility for processing your Visa application. Visa cases will be reviewed and individually discussed with each employee. Our immigration teams will stay closely connected to address all Visa situations.

I have international business travel planned, and I need an employment verification letter and/or business invitation letter. How do I obtain these letters?

Employment verification letters will continue to be issued by Tableau until close. Please contact Human Resources for any questions.

    RECRUITING QUESTIONS

How do I handle on-site candidates on the day of the announcement?

Please use the following talking points for any candidates you have coming on-site day:

•  I hope that you saw today’s news about Tableau and Salesforce.

•  There may be some distraction today as a result of the exciting news and we appreciate your patience.

•  We are still actively hiring for this position, and the team is excited to meet with you today!

•  Details of the role/scope you are speaking with us about have not changed.

I have interviews scheduled, offers out or candidates I am courting. What do I do with them?

Continue with offers and recruiting as planned. If candidates have questions you can use the general questions posted for external use. We have an exciting opportunity to accelerate our mission and candidates should feel excited to join us. They get the opportunity to join a company that will grow even faster.

Will offers we have out remain the same?

Yes, offers out will remain the same. If a candidate has accepted an offer, but will start after close, we will make updates, as appropriate.

What if a candidate changes their mind, even after accepted an offer?

As always, candidates have the right to change their minds about offers.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.